FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number: 001-33178

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Penthouse, 38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

By:	/s/ SIMON DEWHURST
Name:	Simon Dewhurst
Title:	Chief Financial Officer

Date: May 15, 2007

Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco PBL Entertainment Reports First Quarter 2007 Results

New York, May 15, 2007 – Melco PBL Entertainment (Macau) Limited (NASDAQ: MPEL) a developer and owner of casino gaming and entertainment resort facilities focused exclusively on the rapidly expanding Macau market, today reported financial results for the first quarter ended March 31, 2007.

Operating Results

Total revenue for the first quarter of 2007 was US$20.3 million, up 274% from US$5.4 million in the first quarter of 2006. This largely reflects the impact of the acquisition of the gaming sub-concession in September 2006, which resulted in a change in reporting of gaming revenues from the company’s Mocha Clubs from a service fee basis prior to acquisition of the sub-concession, to gaming revenue based on net win after gaming taxes since the acquisition of the sub-concession. Average net win per gaming machine per day was US$230 during the first quarter of 2007, up from US$183 during the first quarter of 2006.

Total group operating costs and expenses were US$56.1 million in the first quarter of 2007, up from US$15.3 million for the first quarter of 2006. The increase was largely attributable to the commencement of amortization of the company’s gaming sub-concession, increased amortization of land use rights for projects under development, and increased pre-opening, selling and marketing investment costs associated with the development of the Crown Macau and City of Dreams projects.

Total non-operating income for the first quarter of 2007 was US$8.4 million, including US$7.4 million in interest income and US$0.9 million in net foreign exchange gains.

The company reported a net loss of $27.2 million for the first quarter of 2007, compared to a net loss of $7.5 million for the first quarter of 2006. Net loss per share for the first quarter of 2007 was US$0.02.

Highlights

In announcing the company’s first quarter 2007 results, Lawrence Ho, Chief Executive Officer and Co-Chairman of Melco PBL Entertainment, said: “During the first quarter of 2007, the company remained focused on executing on its development projects and completing construction of Crown Macau, which formally opened on May 12, 2007. We believe that Crown Macau will raise the standard for servicing the VIP and premium mass market segments in Macau. Crown Macau opened with 26 VIP tables, 142 premium mass tables and 479 gaming machines operational. I am disappointed that we were unable to open Crown Macau with a full complement of VIP tables operational and with our hotel completed to the standard required to enable us to open it to our VIP customers. We are fully committed to having the casino at maximum VIP capacity within a month from now, and the Crown Towers hotel will be open and accepting guests within three weeks.

“We have made significant progress at City of Dreams, our integrated casino and entertainment resort in Cotai. All principal sub-structure construction is complete and a substantial portion of the steel podium super-structure has been manufactured off-site in China. The erection of the podium structure has commenced and it is transforming the visual status of the site.

“We have continued to revise and improve the overall scope of the City of Dreams project to reflect our positive outlook on market opportunities in Macau. We have formally approved major design and scope changes including the world’s first twin-tower Grand Hyatt hotel, a unique wet theatre designed by the Pei Partnership in detailed co-operation with the world renowned Dragone Group, and a second block of serviced apartments with an interconnecting bridge. This concludes major design and scope changes at City of Dreams under the business plan. The first phase of development at City of Dreams remains targeted for opening to the public before the end of 2008. We will finalize our estimates of the impact of approved scope changes together with steps we are taking to control capital expenditure on the total project development budget for City of Dreams in the near term. We intend to issue an announcement in relation to final costing and timetable in due course.

“Macau continued to see very impressive growth in visitor arrivals and total gaming revenue continues to boom for the period from January to April 2007, up 43% as compared with the same period last year. This continued growth re-affirms our view that increasing quality supply is spurring demand growth in what is now the world’s largest casino gaming center by gaming revenue and Asia’s premier entertainment destination.”

Crown Macau

Crown Macau opened to the public on May 12, 2007. The 36-storey property containing approximately 183,000 square feet of gaming space opened with 26 VIP tables, 142 premium mass tables and 479 gaming machines operational. In full configuration Crown Macau will have approximately 80 VIP tables, 142 premium mass tables and 550 gaming machines. We expect that the additional 54 VIP gaming tables and 71 gaming machines will be operational within approximately four weeks. The Crown Towers hotel will be operational with approximately 60 rooms available within three weeks. Approximately 216 hotel rooms, including all villas and suites, will be operational by the end of July 2007.

The fully operational gaming table configuration is projected to include 54% more VIP tables than initially planned, reflecting Crown Macau’s strong positioning in the premium market. Opening festivities brought more than 10,000 visitors to Crown Macau.

City of Dreams

All sub-structure and piling work was substantially completed at the City of Dreams building site during the first quarter of 2007. Daily concrete pouring records for Macau have been set in the on-going construction of the integrated slab foundations. The project’s first phase, targeted for opening in late 2008, comprises a casino with approximately 450 gaming tables and 2,500 gaming machines together with two hotels (the Hard Rock Macau and Crown Towers, Cotai) and over 50,000 square feet of retail space.

A purpose built 2,000 seat theater, designed to the development specifications of Dragone Entertainment, is expected to commence performances in the second half of 2009.

A twin-tower hotel to be operated under the Grand Hyatt brand with approximately 970 rooms and suites, together with two serviced apartment blocks are also targeted for completion in the second half of 2009.

Mocha Clubs

Gaming revenue from the company’s Mocha Clubs totaled US$20.1 million in the first quarter of 2007. Revenue for the first quarter of 2006, before the company had acquired its gaming sub-concession, totaled $5.3 million in the form of service fees received under the terms of a revenue-sharing service agreement with SJM. On a pro forma basis (which assumes that the Mocha Clubs had operated under an owned gaming sub-concession during the first quarter of 2006), slot lounge gaming revenues at the Mocha Clubs grew 18% year-over-year.

The number of gaming machines in operation at the Mocha Clubs averaged approximately 1,000 in six locations during the quarter under review. During the first quarter of 2007, average net win per gaming machine per day increased by 26% to US$230, from US$183 as compared to the same period last year.

Peninsula Project

Progress at the Macau Peninsula development site continued in the first quarter of 2007. Conceptual designs by the Pei Partnership and Paul Steelman Associates have been presented for an iconic twin tower building with a gross floor area of more than one million square feet. The proposed property incorporates a mixed use casino with approximately 215 gaming tables and 500 gaming machines designed to cater to the day-tripper mass market, a boutique hotel and a single tower of premium serviced apartments.

We currently anticipate that the purchase of the peninsula site will proceed to completion during the second half of 2007. Consequently, the formal public opening of the peninsula project is now targeted for mid-2010.

Balance Sheet

Cash balances as of March 31, 2007 totaled US$500.4 million. Total outstanding debt at the end of the first quarter was US$115.2 million in fixed-term loans from the company’s two major shareholders. MPEL had no external borrowings other than the shareholder loans as of the end of March 2007. MPEL’s total debt to shareholders’ equity ratio as of March 31, 2007 was 5.7%.

Construction in progress at Crown Macau and City of Dreams increased by US$153.1 million during the first quarter of 2007 to reach a total of US$391.8 million as of March 31, 2007. Other capital expenditure for the first quarter of 2007 totaled US$2.3 million.

Conference Call Information

The company will hold a conference call to discuss its first quarter 2007 financial results on Tuesday, May 15, 2007, at 10:00 a.m. ET (10:00 p.m. Hong Kong Time, 12:00 midnight Sydney Time or 3:00 p.m. Greenwich Mean Time).

To join the conference call, please use the dial in details below:

US Toll Free Number:	1.866.277.1184
Hong Kong Toll Free Number:	3002.1672
Australia Toll Free Number:	1.800.002.971
UK Toll Free Number:	00.800.280.02002
US Toll Number: (for international callers)	1.617.597.5360

Passcode:	MPEL

Audio webcast is also available and it will be accessible on the following websites:

www.melco-pbl.com

A replay of the call will be available on the same day at 12:00 noon ET (May 16, 2007, 12:00 midnight Hong Kong Time, May 16, 2007, 2:00 a.m. Sydney Time or May 15, 2007, 5:00 p.m. Greenwich Mean Time) until May 29, 2007. To listen to the replay, please use the dial in details below:

US Toll Free Number:	1.888.286.8010
US Toll Number: (for international callers)	1.617.801.6888

Passcode:	93360333

About Melco PBL Entertainment (Macau) Limited

Melco PBL Entertainment (“MPEL”) is a developer, owner and through its subsidiary, Melco PBL Gaming (Macau) Limited (“MPBL Gaming”), an operator of casino gaming and entertainment casino resort facilities focused exclusively on the rapidly expanding Macau market. MPBL Gaming is one of six companies granted concessions or sub-concessions to operate casinos in Macau. Its first property, Crown Macau (www.crown-macau.com) was opened on May 12, 2007. Other development projects include City of Dreams, the first phase of which is targeted to open in late 2008. MPEL’s existing business, the Mocha Clubs, which feature a total of approximately 1,000 gaming machines in six locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-pbl.com.

MPEL has strong support from both of its founding shareholders, Melco International Development Limited (“Melco”) and Publishing & Broadcasting Limited (“PBL”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned by Mr. Lawrence Ho, who is also a Co-Chairman and the CEO of MPEL. PBL is a top-20 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-Chairman of MPEL.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our registration statement on Form F-1 (as maybe updated by our annual report on Form 20-F) and other documents filed with the Securities and Exchange Commission. MEPL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of May 15, 2007, and MPEL undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Betty Ho

Vice President – Corporate Finance

Tel: (852) 2598 3673

Email: bettyho@melco-pbl.com

Ann Mangold

Hill & Knowlton (New York)

Tel: 1 (212) 885 0518

Email: ann.mangold@hillandknowlton.com

Helen Lam

Hill & Knowlton (Hong Kong)

Tel : (852) 2894 6204

Email : helen.lam@hillandknowlton.com.hk

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31, 2006	March 31, 2007
	(Audited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$583,996	$500,408
Accounts receivable	414	543
Amounts due from affiliated companies	152	152
Inventories	196	293
Prepaid expenses and other current assets	1,790	13,139

Total current assets	586,548	514,535

PROPERTY AND EQUIPMENT, NET	279,885	435,316
GAMING SUBCONCESSION	885,691	871,382
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG TERM PREPAYMENT	1,100	4,711
DEPOSIT FOR ACQUISITION OF LAND INTEREST	12,853	12,853
LAND USE RIGHTS, NET	423,066	418,811
OTHER LONG TERM DEPOSITS	4,642	8,747

TOTAL	$2,279,920	$2,352,490

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$2,509	$2,163
Accrued expenses and other current liabilities	97,369	130,161
Income tax payable	259	259
Capital lease obligations, due within one year	6	5
Amounts due to affiliated companies	10,611	12,191
Amounts due to shareholders	96,859	1,066

Total current liabilities	207,613	145,845

DEFERRED TAX LIABILITIES	24,046	23,783
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	10	9
LOANS FROM SHAREHOLDERS	115,647	115,220
LAND USE RIGHTS PAYABLE	42,238	42,238

SHAREHOLDERS’ EQUITY
Ordinary shares	11,809	12,080
Additional paid-in capital	1,955,383	2,117,333
Accumulated other comprehensive income	740	740
Accumulated losses	(77,566)	(104,758)

Total shareholders’ equity	1,890,366	2,025,395

TOTAL	$2,279,920	$2,352,490

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	For the Three Months Ended
	March 31, 2006	March 31, 2007
	(Unaudited)	(Unaudited)
REVENUE
Fees for services provided to gaming machine lounges	$5,265	$—
Slot lounge gaming revenue	—	20,125

Sub-total	5,265	20,125
Food, beverage and others	165	167

Total revenue	5,430	20,292

OPERATING COSTS AND EXPENSES
Provision of services to gaming machine lounges	(4,052)	—
Slot lounge operating expenses	—	(13,745)
Food, beverage and others	(141)	(200)
Amortization of gaming subconcession	—	(14,309)
Amortization of land use rights	(1,323)	(4,255)
Impairment loss recognized on slot lounge services agreement	(7,640)	—
General and administrative	(1,620)	(7,002)
Selling and marketing	(197)	(727)
Pre-opening costs	(348)	(14,253)
Share-based compensation expenses	—	(1,650)

Total operating costs and expenses	(15,321)	(56,141)

OPERATING LOSS	(9,891)	(35,849)

NON-OPERATING (EXPENSES) INCOME
Interest income	163	7,440
Interest expenses	(910)	—
Foreign exchange gain (loss), net	25	892
Other, net	68	62

Total non-operating (expenses) income	(654)	8,394

LOSS BEFORE INCOME TAX	(10,545)	(27,455)
INCOME TAX CREDIT	1,106	263

LOSS BEFORE MINORITY INTERESTS	(9,439)	(27,192)
MINORITY INTERESTS	1,891	—

NET LOSS	$(7,548)	$(27,192)

LOSS PER SHARE:
Basic	$(0.015)	$(0.023)

Diluted	$(0.015)	$(0.023)

SHARES USED IN LOSS PER SHARE CALCULATION:
Basic	500,000,000	1,205,934,896

Diluted	500,000,000	1,208,474,806